Filed by Click2learn, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Click2learn, Inc.
Docent, Inc.
Commission File No.: 00-24289

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Reorganization, dated as of October 20, 2003 and amended as of November 13, 2003 and January 26, 2004 (the "Merger Agreement"), by and among Docent, Inc. ("Docent"), Click2learn, Inc. ("Click2learn"), Hockey Merger Corporation ("Newco"), Devil Acquisition Corporation, a wholly owned subsidiary of Newco, and Canuck Acquisition Corporation, a wholly owned subsidiary of Newco.

For Immediate Release	News Release

CLICK2LEARN AND DOCENT PLACED IN LEADER QUADRANT IN 2004 E-LEARNING
SUITES MAGIC QUADRANT REPORT

Evaluation of the two companies' ability to execute and completeness of vision underscores strength of upcoming merger of equals

MT. VIEW, CA and BELLEVUE, WA (March 18, 2004)—Click2learn (NASDAQ: CLKS) and Docent (NASDAQ: DCNT), leaders in the business performance and learning technology industry, today announced that they have been placed in the Leader Quadrant of the 2004 e-Learning Suites Magic Quadrant report. This recognition is a clear reinforcement, both companies say, of the strength of their upcoming merger of equals. The report was published by Gartner, Inc (NYSE:ITB), a premier research and advisory firm.

To build the e-Learning Suites Quadrant, Gartner evaluated providers on ability to execute and completeness of vision, placing them in one of four quadrants, including Niche Players, Challengers, Visionaries and Leaders. Evaluation criteria for each vendor included viability, installed base, geographic distribution capabilities, customer support and satisfaction and management team as some of the major criteria. Based on this evaluation, both Docent and Click2learn were listed in the Leader quadrant.

The report characterizes companies in the Leader quadrant as having the highest combined measures of Ability to Execute and Completeness of Vision. "They're doing well and are prepared for the future. They have strong channel partners, a presence in multiple geographies, consistent financial performance, broad platform support, good customer support, the most-comprehensive and -scalable products, and the ability to deliver a comprehensive e-learning suite. Strong vision is a reflection of having a solid product strategy combined with the management vision to make e-learning a focused initiative," the report said.

"Since we announced our merger a number of months ago, we have received enthusiastic response to the news from customers, analysts and learning experts," said Kevin Oakes, Click2learn chairman and CEO. "We are delighted that Gartner has listed Docent and Click2learn in the leader quadrant in its report. We see this as yet another sign that merging the resources and technologies of two recognized industry leaders into an even stronger combined entity will yield significant benefits for our customers and for the marketplace as a whole."

In its overview of market demand, the report highlights the significant value to customers of a comprehensive suite of learning applications, something that Docent and Click2learn expect to place at the core of their combined product offering post-merger.

"Enterprises are recognizing the value of e-learning suites and starting to make suite functionality part of their evaluation criteria," the report said. "Although we still see significant client demands for learning management systems (LMSs), enterprises are realizing that simply having one won't meet all of their e-learning infrastructure needs. As a result, more and more enterprises are starting to make their requests for proposals for an e-learning suite instead of a stand-alone LMS."

"Both Docent and Click2learn have long believed in the power of a comprehensive suite of applications built on a single, integrated platform," said R. Andrew Eckert, president and CEO of Docent, which also was listed in the Leader Quadrant in 2003. "As a combined company, we will be able to offer the industry's most complete learning and business performance technology suite, blending best in class capabilities from both companies' platforms, including learning management, learning content management, analytics, virtual classroom, information management, collaboration and performance management. Our customers will benefit from one, end-to-end solution, a seamless streamlined user experience, a lower total cost of ownership and the shortest route from implementation to bottom-line results."

The report also calls out the importance of professional services as an essential element for organizations to optimize the effectiveness of their e-learning technologies. "Professional services are becoming a selection criterion because clients want to deploy quickly and often need help with e-learning strategies, planning and implementation," the report stated.

"We were glad to see services included in the report, as both Click2learn and Docent have a dedicated focus on developing best-in-class implementation services, processes and support. We plan to renew that focus as we merge, to continue the strong track record of successful implementations, outstanding customer satisfaction and customer results both our companies have achieved," said Eckert.

About Click2learn

Click2learn (Nasdaq:CLKS—News) is the recognized leader in enterprise productivity solutions for Global 2000 organizations and government agencies seeking to improve business performance and workforce productivity. Using Click2learn's Aspen Enterprise Productivity Suite(TM) and ToolBook authoring solution, many of the world's best-known corporations improve sales force readiness, achieve and demonstrate regulatory compliance, improve speed and quality of customer service, and educate customers and partners, while at the same time realizing significant cost savings. Click2learn's clients include such industry leaders as Accenture, American Airlines, AstraZeneca, Century 21, Fujitsu, Microsoft, Pfizer and Symantec. Based in Bellevue, Wash., with offices throughout the U.S., Click2learn (www.Click2learn.com, 800.448.6543) also is represented in, Europe, Australia, Japan and India.

About Docent, Inc.

Docent, Inc. (Nasdaq:DCNT—News) is a leading provider of integrated software solutions proven to directly drive business performance through learning. Docent solutions for sales performance, product launch, channel effectiveness, customer education, compliance, ERP/CRM implementations, and other business priorities are enabled by the industry's most comprehensive suite of business performance management applications, industry-specific content, and world-class services. Solutions are tailored to address the unique requirements of vertical markets, including government, life sciences, energy, high tech, telecommunications, financial services, retail and manufacturing.

Docent outperforms the industry in customer satisfaction benchmarks, delivering compelling and measurable ROI to blue chip customers such as Cingular Wireless, Harley-Davidson, Wachovia Corporation, Lucent Technologies, Kelly Services, Eaton Corporation, D&B, Halliburton, Rockwell Collins, and Bechtel Group, Inc. Docent partners with the world's most prominent systems integrators and business process outsourcing providers, including Accenture, Exult, IBM Human Capital Solutions, Cap Gemini Ernst & Young and Deloitte Consulting. Docent is distinguished as a leader by Gartner in the 2003 e-Learning Suites and LMS Magic Quadrants, and by the META Group in the 2003 METAspectrum report on learning management system vendors. Docent is headquartered in Mountain View, California, with other offices throughout the United States, Europe and Asia-Pacific. For more information, visit www.docent.com.

Docent, Docent Enterprise and the marks relating to Docent products and services referenced herein are either trademarks and/or registered trademarks of Docent, Inc. All other names are trademarks and/or registered trademarks of their respective owners.

The Magic Quadrant is copyrighted 2004 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Safe Harbor Statement/Forward-looking Statements

Information in this press release contains forward-looking statements, including statements about future business operations, financial performance, customer benefits and potential synergies to be derived from the transaction and other market conditions that include risks and uncertainties. These statements are not historical facts or guarantees of future performance or events and are based on current expectations, estimates, beliefs, assumptions, goals and objectives, and neither Docent nor Click2learn assumes any obligation to update any such forward-looking statements. These statements are not guarantees of future results and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from the results expressed or implied by these statements. You are cautioned not to place undue reliance on any forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, (i) the challenges and costs of closing, integration and restructuring and the ability to achieve anticipated synergies associated with the announced plans to merge Docent and Click2learn; (ii) an emerging and rapidly evolving market, (iii) market uncertainty with respect to the proposed merger and acceptance of the combined company's product offerings by customers and partners; (iv) adverse changes in general economic or market conditions; (v) delays or reductions in information technology spending; (vi) the ability to attract and retain highly qualified employees; (vii) intense competition in the marketplace and (viii) other events and other important factors disclosed previously and from time to time in Docent's and Click2learn's with the Securities and Exchange Commission, including the companies' respective 10-K and 10-Q filings.

Additional Information and Where to Find It

In connection with the merger of Docent, Inc. and Click2learn, Inc., Hockey Merger Corporation filed a registration statement on Form S-4 with the Securities and Exchange Commission on November 17, 2003 and subsequently amended on January 6, 2004 and January 29, 2004 containing a preliminary joint proxy statement of Docent and Click2learn and preliminary prospectus of Hockey Merger Corporation. Investors and security holders are urged to read this filing, which is available now, and the definitive joint proxy statement/prospectus when is becomes available, because it contains and will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9500. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 462-0501.

Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Docent in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding the directors and executive officers of Docent is also included in Docent proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650) 934-9525.

Click2learn and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding these directors and executive officers is also included in Click2learn's proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 23, 2003. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

For Details, Contact:

Karen Peck
Director, Marketing Communications
425-637-1643
 karen.peck@Click2learn.com

John Atherly
Investor Relations
(425) 637-1557
john.atherly@Click2learn.com